May 11, 2005

By Facsimile ((202) 628-5116) and U.S. Mail

Donald Leo Toker, Esq.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC  20004

	Re:	PEC Solutions, Inc.
		Schedules TO-C filed April 26 and 27, 2005
		Filed by Nortel Networks, Inc. and PS Merger Sub, Inc.

		Schedule TO-T filed May 3, 2005
		Filed by Nortel Networks, Inc. and PS Merger Sub, Inc.

Dear Mr. Toker:

	We have the following comments on the above-referenced filings.

Schedules TO-C

1. We note the statement that Nortel disclaims any intention or obligation update or revise the information contained in its press releases, whether as a result of new information, future events or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

2. Please tell us how the bidders complied with Instruction 3 to paragraph (b)(2) of Rule 14d-2.

Schedule TO-T

Offer to Purchase

Acceptance for Payment and Payment of Shares - Page 5

3. Please revise the language that states that you will return share certificates evidencing unpurchased or untendered shares "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c). Please make a similar revision in Instruction 4 in the Letter of Transmittal (page 6).

Material Federal Income Tax Consequences - Page 9

4. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Certain Information Concerning the Company - Page 11

5. Please delete the references (in this section and on page 14) to the SEC`s regional offices, since our regional offices no longer provide public reference services.

6. We note that you have summarized the financial projections provided by PEC Solutions to you. Please provide us with a copy of the complete financial projections and tell us your basis for not disclosing the information in its entirety.

7. We note the statement that none of the bidders intend to update the financial projections to reflect the occurrence of future events. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid this using this statement in all future communications.

Certain Information Concerning Nortel Networks - Page 13

8. We note, in the last paragraph on page 13, your carve out of matters that were dismissed without sanction or settlement from your representation made in response to Item 1003(c)(3) of Regulation M-A. Please provide us, with a view toward revised disclosure, a description of those matters.

Purpose of the Offer - Page 31

9. Please revise the reference to Section 12(c)(4) of the Exchange Act to read Section 12(g)(4).

Certain Conditions of the Offer - Page 31

10. Clause (iv) indicates that the DSS condition must be acceptable to Parent in its "sole judgment." Please revise to include a reasonableness standard. The ability of Parent to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please make a similar revision with respect to the paragraph following clause (vi)(M) regarding the "sole judgment" of Parent and Purchaser and in the cover page of the Offer.

11. We note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as "an ongoing right which may be asserted at any time from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Legal Matters - Page 34

12. Explain the meaning of the term "ITAR."

Schedule I
13. Please revise the description of the business experience of Mrs. Saucier, Mr. Smith, Jr., Mr. Wilson, Mr. Hitchcock, and Mr. Joannou to describe their material occupations during the past five years. Also explain the meaning of "CP&L" in Mr. Smith`s business experience.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0303.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions